UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                 (Amendment No.)*

                               Mapinfo Corporation
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                                (Name of Issuer)


                                  Common Stock
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                           (Title of Class Securities)

                                    565105103
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                                 (CUSIP Number)


                                 J. Carlo Cannell
   Cannell Capital, LLC,   P.O. Box 3459, 240 E Deloney Ave., Jackson, WY
                              83001 (307) 733-2284
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 August 23, 2006
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [x]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.



CUSIP No.  565105103

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Cannell Capital, LLC

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   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [x].................................................................
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      (b)  .................................................................
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   3. SEC Use Only..........................................................
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   4. Source of Funds (See Instructions) OO.................................
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   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
 2(d) or 2(e)................................................................
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   6. Citizenship or Place of Organization     USA...................
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Number of   7.    Sole Voting Power            1,330,647........................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
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            8.    Shared Voting Power          0........................
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            9.    Sole Dispositive Power       1,330,647........................
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            10.  Shared Dispositive Power      0.....................
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   11.Aggregate Amount Beneficially Owned by Each Reporting Person   1,330,647
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   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)    6.2%
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   14.........................Type of Reporting Person (See Instructions)
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   IN....................................................................
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Item 1  Security and Issuer
        This statement relates to Common Stock ("Common Stock"), issued by Mapinfo Corporation. The address of the principal executive offices of Mapinfo Corporation is One Global View, Troy, NY 12180.

Item 2  Identity and Background

        The person filing this report is Cannell Capital LLC ("Cannell") who is the controlling member of Cannell Capital, LLC ("Adviser"). The Adviser acts as the investment sub adviser to The Cuttyhunk Fund Limited ("Cuttyhunk"), investment adviser to Anegada Master Fund Limited ("Anegada"), and TE Cannell Portfolio, Ltd. ("TEC") and is the general partner of and investment adviser to Tonga Partners, L.P. ("Tonga"), Tristan Partners, L.P. ("Tristan"), and Kauai Partners, L.P. ("Kauai" and, collectively, with Cuttyhunk, Anegada, TEC, Tonga, and Tristan the "Funds").

        The principal office and business address of Mr. Cannell is P.O. Box 3459, 240 E Deloney Ave., Jackson, WY 83001.

        The principal business of each Fund is to invest in securities.

        Mr. Cannell has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Mr. Cannell been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Cannell is a citizen of the United States.

Item 3  Source and amount of Funds or other Consideration

        Each Fund utilized its own available net assets to purchase the securities referred to in this Schedule.

Item 4  Purpose of Transaction

        The securities referred to in this Schedule have been acquired by each of the Funds for investment purposes and not with the purpose or effect of changing or influencing control of the Company. Each Fund acquired the securities in the ordinary course of business and is holding the securities for the benefit of its investors. Mr. Cannell reserves the right to take such action as he may determine from time to time to seek to maximize the value of the Common Stock. Such actions may include, but may not necessarily be limited to, pursuit of strategic initiatives to enhance shareholder value.

        Except as described herein, Mr. Cannell has no present plans or intentions that relate to or that would result in any of the transactions described in clauses (a) through (j) of item 4 of Schedule 13D.

Item 5  Interest in Securities of the Issuer

       (a) Based on 21,338,222 shares of Common Stock outstanding as of August 1, 2006, Cuttyhunk owns 267,236 shares of Common Stock, or
        1.3% of the shares outstanding, Anegada owns 306,301 shares of Common Stock, or 1.4% of the shares outstanding, TEC owns 272,508 shares of Common Stock, or 1.3% of the shares outstanding, Tonga owns 484,602 shares of Common Stock, or 2.3% of the shares outstanding, Tristan owns 0 shares of Common Stock, or 0.0% of the shares outstanding, and Kauai owns 0 shares of Common Stock, or 0.0% of the shares outstanding.

       (b) Mr. Cannell has the sole power to vote and to direct the disposition of all shares of Common Stock owned by each of the Funds. Accordingly, Mr. Cannell is deemed to beneficially own a total of 1,330,647 shares of Common Stock, or 6.2% of the outstanding shares.


       (c) A list of transactions by each Fund.

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Party             Date             Amount      Price per  Where & How
                                   Bought       Share      Effected
                                   (Sold)
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ANEGADA             7/21/2006        (1,206)      11.56    Open Market
ANEGADA             7/24/2006          (157)      11.76    Open Market
ANEGADA             7/24/2006        (1,649)      11.76    Open Market
ANEGADA             7/24/2006        (1,247)      11.76    Open Market
ANEGADA             7/25/2006        (2,903)      11.84    Open Market
ANEGADA             7/26/2006        (2,338)      11.83    Open Market
ANEGADA             7/27/2006          (368)      11.76    Open Market
ANEGADA             7/28/2006        (3,690)      11.53    Open Market
ANEGADA             7/31/2006        (1,399)      11.48    Open Market
ANEGADA             8/3/2006         (5,242)      11.61    Open Market
ANEGADA             8/4/2006         (3,248)      11.76    Open Market
CUTTYHUNK           7/21/2006        (1,400)      11.56    Open Market
CUTTYHUNK           7/24/2006        (3,449)      11.76    Open Market
CUTTYHUNK           7/24/2006          (251)      11.76    Open Market
CUTTYHUNK           7/25/2006        (3,600)      11.84    Open Market
CUTTYHUNK           7/26/2006        (2,700)      11.83    Open Market
CUTTYHUNK           7/27/2006          (300)      11.76    Open Market
CUTTYHUNK           7/28/2006        (4,400)      11.53    Open Market
CUTTYHUNK           7/31/2006        (1,700)      11.48    Open Market
CUTTYHUNK           8/3/2006         (6,400)      11.61    Open Market
CUTTYHUNK           8/4/2006         (3,900)      11.76    Open Market
TE CANNELL          7/21/2006           (50)      11.56    Open Market
TE CANNELL          7/21/2006          (250)      11.56    Open Market
TE CANNELL          7/24/2006          (800)      11.76    Open Market
TE CANNELL          7/25/2006          (800)      11.84    Open Market
TE CANNELL          7/26/2006          (600)      11.83    Open Market
TE CANNELL          7/27/2006          (100)      11.76    Open Market
TE CANNELL          7/28/2006          (900)      11.53    Open Market
TE CANNELL          7/31/2006          (300)      11.48    Open Market
TE CANNELL          8/3/2006         (1,300)      11.61    Open Market
TE CANNELL          8/4/2006           (800)      11.76    Open Market
TONGA               7/21/2006        (1,300)      11.56    Open Market
TONGA               7/24/2006        (3,600)      11.76    Open Market
TONGA               7/25/2006          (949)      11.84    Open Market
TONGA               7/25/2006        (2,451)      11.84    Open Market
TONGA               7/26/2006        (2,700)      11.83    Open Market
TONGA               7/27/2006          (300)      11.76    Open Market
TONGA               7/28/2006        (2,149)      11.53    Open Market
TONGA               7/28/2006        (2,151)      11.53    Open Market
TONGA               7/31/2006        (1,600)      11.48    Open Market
TONGA               8/3/2006           (849)      11.61    Open Market
TONGA               8/3/2006         (5,351)      11.61    Open Market
TONGA               8/4/2006         (3,700)      11.76    Open Market



        (d) Adviser, a Wyoming licensed investment adviser, and Mr. Cannell, the majority owner and managing member of Adviser, have the right or the power to direct the receipt of dividends from Common Stock, and to direct the receipt of proceeds from the sale of Common Stock to Adviser's investment advisory clients. No single investment advisory client of Adviser owns more than 5% of the Common Stock.

        (e) Not Applicable

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        No contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Mr. Cannell and any other individual or entity.

Item 7  Material to Be Filed as Exhibits

        See Exhibit 1

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 23, 2006
                          J. Carlo Cannell

                              /s/ J. Carlo Cannell
                          ------------------------------
                          J. Carlo Cannell




Exhibit 1


                              Cannell Capital LLC
                                 PO Box 3459
                          240 East Deloney Avenue
                             Jackson, WY 83001
                                 _____________
                  Tel (307) 733-2284  Fax (443) 606-0067
                           info@cannellcap.com

August 18, 2006

Mr. John C. Cavalier, Chairman
Mapinfo Corp. ("MAPS")
One Global View
Troy, NY 12180

Dear Mr. Cavalier,

Cannell Capital LLC, ("Cannell") serving as investment adviser and investment sub-adviser to several private investment funds and partnerships, is amending its reporting requirements to reflect a more active stance with respect to Mapinfo Corp. ("MAPS")

Cannell would like to congratulate MAPS on its strategy, execution and stewardship of shareholder assets. Our concern and belief is, however, that given the low relative valuation of MAPS combined with the current high costs of being publicly held, a compelling case can be made to amortize the assets of MAPS over a larger infrastructure such as that enjoyed by Oracle, Business Objects S.A., Google, SAP AG, Microstrategy or IBM.

Table One: Current Valuation Disparity
Sell or Be Sold
($ Million)

                                           Market     LTM    LTM    LTM  EV/LTM
Symbol   Company Name               Price   Value   Sales   OPM%    PSR   Sales
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GOOG     Google Inc.              $372.22 $112,157 $8,207   33.5   13.7    12.5
ORCL     Oracle Corp.               15.34  78,428  14,380   34.5    5.5     5.3
MSFT     Microsoft Corp.            24.51 245,815  44,282   39.8    5.6     4.6
SAP      SAP AG                     44.26  54,157   8,931   26.5    4.8     4.4
MSTR     MicroStrategy Inc.         85.45   1,162     287   33.9    4.1     3.9
COGN     Cognos Inc.                30.11   2,690     894   14.2    3.0     2.3
HYSL     Hyperion Solutions Corp.   31.21   1,810     765   11.9    2.4     1.8
BOBJ     Business Objects S.A.      25.86   2,391   1,140   10.0    2.1     1.7
         International Business
IBM      Machines Corp.             77.20 114,868  88,504   12.7    1.3     1.4
MAPS     MapInfo Corp.              11.45     238     163    8.5    1.5     1.0

In this regard we would encourage MAPS to interview some competent agents, if any exist, in order to solicit such a transaction to produce the highest economic and tax favorable benefit to the shareholders of MAPS.

Sincerely,


J. Carlo Cannell
Managing Member
Cannell Capital LLC